File No.
82-3881

LER
OURCES INC.

E 500, 926 - 5 AVE. S.W.
GARY, AB T2P 0N7 CANADA
L: (403) 269-6753
AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

02 MAY 29 AM 11:41

02034482

May 13, 2002

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated May 13, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

B. O'Neill

Barbara O'Neill

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

File No. 82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: May 13, 2002**

NEWS RELEASE: 02-09

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1-403-269-6753
Web: http://www.tylerresources.com

Keni Property Update

Tyler Resources Inc. "(Tyler"), the Operator of the Property, is pleased to announce the recent completion of an airborne geophysical survey over the Keni Property located in the Coronation Gulf Region of Nunavut. Tyler and its Joint Venture partner Northern Abitibi Mining Corp. are currently earning a 65% interest in the Property.

A helicopter borne geophysical survey consisting of 4,700 line-kilometres of Mag/EM data collected along 100 metre spaced survey lines was conducted in April 2002 over the entire Keni Property. The final data for the survey will not be available until late June or early July 2002, but a review of the preliminary data set has identified 12 priority land-based geophysical anomalies that will be prospected/ground truthed in the upcoming summer season.

The proposed summer program will be focused on the prospecting of the land based priority geophysical anomalies and attempting to determine the source. If no source is discovered in outcrop, anomaly specific till samples will be taken down ice. In addition to the 12 priority land based anomalies, there is a number of lake based priority geophysical anomalies present on the Property. These targets will have down ice till samples collected. Time will be allotted to general prospecting/regional-mapping in areas of the claim block that are viewed as prospective areas for kimberlite emplacement. Finally, a small, limited number of till samples will be taken along several regional lines perpendicular to the known ice direction.

The Keni claim block is situated in the Coronation Gulf region of Nunavut often referred to the Coronation Gulf Diamond District. The Property is located approximately 500 kilometers north-northeast of Yellowknife and 275 kilometers north of Lac de Gras. The Keni claim block consists of 49 contiguous mineral claims, TH1 through TH49, comprising a land holding of 113,900 acres.

The regional geological and tectonic setting of the property is similar to other locations within the Slave Province known to host diamondiferous kimberlites. Ten kimberlites have been discovered in the Coronation area within the last 15 months and all but one tested have been diamond bearing. A number of these recent discoveries are present in outcrop. All of the recently discovered diamondiferous kimberlites are located within 50 kilometers of the Property.

"Jean Pierre Jutras"
Jean Pierre Jutras, President

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: May 13, 2002**

NEWS RELEASE: 02-09

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1-403-269-6753
Web: http://www.tylerresources.com

Keni Property Update

Tyler Resources Inc. "(Tyler"), the Operator of the Property, is pleased to announce the recent completion of an airborne geophysical survey over the Keni Property located in the Coronation Gulf Region of Nunavut. Tyler and its Joint Venture partner Northern Abitibi Mining Corp. are currently earning a 65% interest in the Property.

A helicopter borne geophysical survey consisting of 4,700 line-kilometres of Mag/EM data collected along 100 metre spaced survey lines was conducted in April 2002 over the entire Keni Property. The final data for the survey will not be available until late June or early July 2002, but a review of the preliminary data set has identified 12 priority land-based geophysical anomalies that will be prospected/ground truthed in the upcoming summer season.

The proposed summer program will be focused on the prospecting of the land based priority geophysical anomalies and attempting to determine the source. If no source is discovered in outcrop, anomaly specific till samples will be taken down ice. In addition to the 12 priority land based anomalies, there is a number of lake based priority geophysical anomalies present on the Property. These targets will have down ice till samples collected. Time will be allotted to general prospecting/regional-mapping in areas of the claim block that are viewed as prospective areas for kimberlite emplacement. Finally, a small, limited number of till samples will be taken along several regional lines perpendicular to the known ice direction.

The Keni claim block is situated in the Coronation Gulf region of Nunavut often referred to the Coronation Gulf Diamond District. The Property is located approximately 500 kilometers north-northeast of Yellowknife and 275 kilometers north of Lac de Gras. The Keni claim block consists of 49 contiguous mineral claims, TH1 through TH49, comprising a land holding of 113,900 acres.

The regional geological and tectonic setting of the property is similar to other locations within the Slave Province known to host diamondiferous kimberlites. Ten kimberlites have been discovered in the Coronation area within the last 15 months and all but one tested have been diamond bearing. A number of these recent discoveries are present in outcrop. All of the recently discovered diamondiferous kimberlites are located within 50 kilometers of the Property.

"Jean Pierre Jutras"
Jean Pierre Jutras, President

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: May 13, 2002**

NEWS RELEASE: 02-09

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1-403-269-6753
Web: http://www.tylerresources.com

Keni Property Update

Tyler Resources Inc. "(Tyler"), the Operator of the Property, is pleased to announce the recent completion of an airborne geophysical survey over the Keni Property located in the Coronation Gulf Region of Nunavut. Tyler and its Joint Venture partner Northern Abitibi Mining Corp. are currently earning a 65% interest in the Property.

A helicopter borne geophysical survey consisting of 4,700 line-kilometres of Mag/EM data collected along 100 metre spaced survey lines was conducted in April 2002 over the entire Keni Property. The final data for the survey will not be available until late June or early July 2002, but a review of the preliminary data set has identified 12 priority land-based geophysical anomalies that will be prospected/ground truthed in the upcoming summer season.

The proposed summer program will be focused on the prospecting of the land based priority geophysical anomalies and attempting to determine the source. If no source is discovered in outcrop, anomaly specific till samples will be taken down ice. In addition to the 12 priority land based anomalies, there is a number of lake based priority geophysical anomalies present on the Property. These targets will have down ice till samples collected. Time will be allotted to general prospecting/regional-mapping in areas of the claim block that are viewed as prospective areas for kimberlite emplacement. Finally, a small, limited number of till samples will be taken along several regional lines perpendicular to the known ice direction.

The Keni claim block is situated in the Coronation Gulf region of Nunavut often referred to the Coronation Gulf Diamond District. The Property is located approximately 500 kilometers north-northeast of Yellowknife and 275 kilometers north of Lac de Gras. The Keni claim block consists of 49 contiguous mineral claims, TH1 through TH49, comprising a land holding of 113,900 acres.

The regional geological and tectonic setting of the property is similar to other locations within the Slave Province known to host diamondiferous kimberlites. Ten kimberlites have been discovered in the Coronation area within the last 15 months and all but one tested have been diamond bearing. A number of these recent discoveries are present in outcrop. All of the recently discovered diamondiferous kimberlites are located within 50 kilometers of the Property.

"Jean Pierre Jutras"
Jean Pierre Jutras, President